# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vista Gold Corp., CIK 0000783324
CUSIP: 927926303
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 8310 S. Valley Hwy, Suite 300, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-004726
Filed by CIK 0001280493

## Reporting persons
- SUN VALLEY GOLD LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,898,327; sole dispositive power 0; shared dispositive power 15,898,327; aggregate amount beneficially owned 15,898,327 (12.7% of the class)
- PALMEDO HOLDINGS LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,898,327; sole dispositive power 0; shared dispositive power 15,898,327; aggregate amount beneficially owned 15,898,327 (12.7% of the class)
- SUN VALLEY GOLD MASTER FUND, LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,728,729; sole dispositive power 0; shared dispositive power 13,728,729; aggregate amount beneficially owned 13,728,729 (11% of the class)
- PETER F. PALMEDO: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,898,327; sole dispositive power 0; shared dispositive power 15,898,327; aggregate amount beneficially owned 15,898,327 (12.7% of the class)

## Item 1. Issuer
Name of issuer: Vista Gold Corp.
Address of issuer's principal executive offices: 8310 S. Valley Hwy, Suite 300, Englewood, Colorado 80112

## Item 2. Person Filing
Name of person filing:
Sun Valley Gold LLC
Palmedo Holdings LLLP
Sun Valley Gold Master Fund, Ltd.
Peter F. Palmedo
Address of principal business office or, if none, residence:
Sun Valley Gold LLC
620 Sun Valley Road, 2nd Floor
P.O. Box 2211
Ketchum, ID 83340

Palmedo Holdings LLLP
620 Sun Valley Road, 2nd Floor
P.O. Box 2211
Ketchum, ID 83340

Sun Valley Gold Master Fund, Ltd.
620 Sun Valley Road, 2nd Floor
P.O. Box 2211
Ketchum, ID 83340

Peter F. Palmedo
620 Sun Valley Road, 2nd Floor
P.O. Box 2211
Ketchum, ID 83340
Citizenship:
Sun Valley Gold LLC - Delaware
Palmedo Holdings LLLP - Other - Nevada
Sun Valley Gold Master Fund, Ltd. - Cayman Islands
Peter F. Palmedo - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Sun Valley Gold LLC - 15,898,327
Palmedo Holdings LLLP - 15,898,327
Sun Valley Gold Master Fund, Ltd. - 13,728,729
Peter F. Palmedo - 15,898,327
Percent of class:
Sun Valley Gold LLC - 12.7%
Palmedo Holdings LLLP - 12.7%
Sun Valley Gold Master Fund, Ltd. - 11.0%
Peter F. Palmedo - 12.7%
Sole power to vote or to direct the vote:
Sun Valley Gold LLC - 0
Palmedo Holdings LLLP - 0
Sun Valley Gold Master Fund, Ltd. - 0
Peter F. Palmedo - 0
Shared power to vote or to direct the vote:
Sun Valley Gold LLC - 15,898,327
Palmedo Holdings LLLP - 15,898,327
Sun Valley Gold Master Fund, Ltd. - 13,728,729
Peter F. Palmedo - 15,898,327
Sole power to dispose or to direct the disposition:
Sun Valley Gold LLC - 0
Palmedo Holdings LLLP - 0
Sun Valley Gold Master Fund, Ltd. - 0
Peter F. Palmedo - 0
Shared power to dispose or to direct the disposition:
Sun Valley Gold LLC - 15,898,327
Palmedo Holdings LLLP - 15,898,327
Sun Valley Gold Master Fund, Ltd. - 13,728,729
Peter F. Palmedo - 15,898,327

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Sun Valley Gold LLC. None of those advisory clients, other than Sun Valley Gold Master Fund, Ltd., may be deemed to beneficially own more than 5% of the Common Shares without par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- SUN VALLEY GOLD LLC: By: /s/ Peter F. Palmedo, Peter F. Palmedo, Managing Member (11/13/2025)
- PALMEDO HOLDINGS LLLP: By: /s/ Peter F. Palmedo, Peter F. Palmedo, General Partner (11/13/2025)
- SUN VALLEY GOLD MASTER FUND, LTD.: By: /s/ Peter F. Palmedo, Peter F. Palmedo, Director (11/13/2025)
- PETER F. PALMEDO: By: /s/ Peter F. Palmedo, Peter F. Palmedo (11/13/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.